March 4, 2008
VIA EDGAR and FAX
Pamela A. Long
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 7010
Washington, D.C. 20549

RE:	Sterling Chemicals, Inc.
Registration Statement on Form S-4
initially filed August 30, 2007, as
amended October 17, 2007 and
November 20, 2007
File No. 333-145803
Dear Ms. Long:
On behalf of Sterling Chemicals, Inc. (“Sterling” or the “Company”) and Sterling Chemicals Energy, Inc., we are hereby submitting our responses to the Staff’s comments contained in its letter to Sterling dated December 10, 2007. The responses are not accompanied by Amendment No. 3 to the above-captioned filing as we have determined that restatements to the 2006 and prior financial statements are necessary in order to properly reflect the value of our preferred stock dividends, as discussed in our response to your comment 30, and to correct the revenue recognition issue as discussed in our response to your comment 27. On March 4, 2008, the Company issued a Form 8-K under Item 4-02, “Non-Reliance on Previously Issued Financial Statements or a Related Audit Report of Completed Interim Review,” disclosing that the Company’s previously issued financial statements covering one or more years or interim periods no longer should be relied upon because of an error in such financial statements. We propose to correct these errors in our 2007 Annual Report on Form 10-K, which we expect to file by March 31, 2008, and to make other revisions, as necessary, for the remaining items discussed below. Following the filing of the 2007 Form 10-K, we intend to update and file Amendment No. 3 to the above-captioned Registration Statement on Form S-4 (“Form S-4”). In addition, for any changes discussed below that are applicable to interim financial statements, we propose to make conforming changes prospectively as we file our Quarterly Reports on Form 10-Q during 2008. We respectfully request the Staff’s concurrence with this proposed approach.

Form S-4
The Company, page 1
1.	Comment: Please provide a more comprehensive discussion of the facts and circumstances that led you to enter into the long-term exclusive styrene supply agreement with NOVA Chemicals. In this regard, we note from your pro forma financial statements that this agreement will materially impact your results of operations. However, it is unclear from your disclosures how this agreement will impact your current and future cash flows as well as other aspects of your business. Expand your discussion herein and throughout the filing to provide, to the extent practicable, forward looking information regarding how this agreement will impact your company. Ensure your disclosures clarify the cash flows you historically generated from your styrene business and address whether you believe the $60 million payment adequately mitigates your loss of potential future cash flows.

Response: We will amend the discussions in “Prospectus Summary – Current Industry Conditions,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview — Business” and “Business — Industry Overview — Styrene”, as applicable to the 2007 Form 10-K and the Form S-4 to include a more comprehensive discussion of the facts and circumstances that led us to enter the referenced agreement and the impact on our current and future cash flows, to read substantially as follows:

“The North American styrene industry is currently in a protracted down cycle, primarily as a result of over-supply. This extended down cycle resulted from two major developments. Initially, export demand, which historically has represented over 20% of North American production capacity, has significantly diminished. In recent months, U.S. styrene producers have seen an increase in styrene exports largely due to delays in the start up of announced new capacity in the Middle East. However, this increase is expected to reverse itself after the new styrene plant being constructed in Al Jubail, Saudi Arabia is completed, which is currently expected to occur later in 2008. Regional cost pressures, in addition to new production capacity being added in Asia and the Middle East, have made it difficult for North American producers to compete in these export markets on a continuous basis. In addition, a significant amount of styrene capacity has been added globally over the past five to ten years by producers of propylene oxide using so-called PO-SM technology, which produces styrene as a co-product. Propylene oxide is a key intermediate in the production of polyurethane, and polyurethane demand growth has been significantly greater than demand growth for styrene, exacerbating the over-supply of styrene. During periods of over-supply, production rates for styrene producers decrease significantly. When production rates are low, unit production costs increase due to the allocation of fixed costs over a lower production volume and a reduction in the efficiency of the manufacturing unit, both in energy usage and in the conversion rates for raw materials. Compounding these cost impacts, prices for the principal styrene raw materials, benzene and ethylene, are currently near historical highs, putting pressure on margins on styrene sales even though styrene contract prices are at near historic highs.

Over the last five years, China has been the driver for growth in styrene demand, representing approximately 75% of the world’s styrene demand growth in that period. Historically, we positioned ourselves to take advantage of peaks in the Asian styrene markets, with a large portion of our styrene capacity not being committed under long-term arrangements. However, over the last several years, relatively high benzene and domestic natural gas prices significantly limited our ability to sell styrene into the Asian markets, and high styrene prices have reduced styrene global demand growth rates. In addition, several of our competitors announced their intention to build new styrene production units outside the United States, further complicating our ability to sell styrene into the Asian markets. In 2006, our competitors added 2.6 billion pounds of new styrene capacity in Asia and an additional 1.6 billion pounds in 2007. The remaining announced construction projects are scheduled to start up in 2008 and beyond. If and when these new units are completed, we anticipate more difficult market conditions, especially in the export markets, until the additional supply is absorbed by growth in styrene demand or significant capacity rationalization occurs.

Chemical Market Associates, Inc., or CMAI, currently is projecting no additional capacity increases in North America through 2010, with operating rates reaching a trough of 75% in 2007, and less than 80% operating rates projected through 2010, without any further industry restructuring. Although we believe an improved North American industry outlook is possible, this largely depends on a significant industry restructuring. Previously, styrene and polystyrene industry participants, including The DOW Chemical Company and NOVA Chemicals Corporation, or NOVA Chemicals, have announced a desire to seek transactions which would restructure the North American styrene and polystyrene industries, thereby improving the balance of supply and demand in North America. More recently, on October 1, 2007, NOVA Chemicals expanded its European joint venture with INEOS to include North American styrene and solid polystyrene assets, and The DOW Chemical Company announced on April 10, 2007, that it had signed a non-binding memorandum of understanding with Chevron Phillips Chemical Co. to form a joint venture involving selected styrene and polystyrene assets of the two companies in North America and South America.”

“Over the last five years, we had generated negative cash flows from our styrene operations, and we anticipated negative cash flows from our styrene operations for the foreseeable future. Due to the current and future expected market conditions for styrene, we explored several possible strategic transactions involving our styrene business, and on September 17, 2007, we entered into a long-term exclusive styrene supply agreement and a related rail car purchase and sale agreement with NOVA. As a result of our decision to permanently shut down our styrene plant, we expect to incur shutdown and decommissioning costs of $6 to $10 million plus an additional $4 million to $5 million in possible employee severance costs if certain strategic initiatives are not implemented and we will have no future cash flows from our styrene operations.”
The Registered Notes, page 9
2.	Comment: We note that the 10 1/4% Senior Secured Notes due 2015 will be unconditionally guaranteed by all of your current and future domestic restricted subsidiaries. Please provide the financial statements required by Rule 3-10(a)(1) or provide the disclosures required by Rule 310(a)(2)(b)(c)(d)(e) or (f) as appropriate. Please note that these disclosures must be provided in an audited footnote.

Response: On March 29, 2007, we issued $150 million in original principal amount of 10 1/4% Senior Secured Notes due 2015 (the “Secured Notes”). The Secured Notes are senior secured obligations and rank equally in right of payment with all of our other existing and future senior indebtedness, and senior in right of payment to all of our existing and future subordinated indebtedness. The Secured Notes are guaranteed by Sterling Chemicals Energy, Inc. (“Sterling Energy”), our only subsidiary that is guaranteeing the Secured Notes. We also have two unrestricted subsidiaries, formed in August 2007, each with no operations and only $100 in assets, which are not guaranteeing the Secured Notes. Sterling Energy’s guaranty ranks equally in right of payment with all of its existing and future senior indebtedness and senior in right of payment to all of its existing and future subordinated indebtedness. The Secured Notes and Sterling Energy’s guaranty are secured by a first priority lien on all of our and Sterling Energy’s production facilities and related assets.

Rule 3-10 of Regulation S-X applies in this situation, and we considered the conditions set forth in paragraph (e) of Rule 3-10 of Regulation S-X that would allow us to exclude presentation of separate guarantor financial statements:
•	The subsidiary guarantor is owned 100% by the parent company issuer – Sterling Energy is owned 100% by us, the issuer of the Secured Notes;

•	The guarantee is full and unconditional – this is true in our situation;

•	No other subsidiary of that parent guarantees the securities – this is true in our situation; and

•	The parent company’s financial statements are filed for the periods specified by Regulation S-X Rules 3-01 and 3-02 and include, in a footnote, condensed consolidating financial information for the same periods with a separate column for (1) the parent company, (2) the subsidiary guarantor, (3) any other subsidiaries of the parent company on a combined basis, (4) consolidating adjustments and (5) the total consolidated amounts. As set forth below, we evaluated this information and concluded that it was not material or meaningful to investors.
We agree that the disclosures required by Rule 3-10(e) would be applicable in our case, since we have not included separate financial statements for Sterling Energy as required by Rule 3-10(a); however, based on the immaterial nature of our subsidiaries, we believe the inclusion of condensed consolidating financial information would not provide the users of the financial statements any additional meaningful information. The two unrestricted subsidiaries, which are not guaranteeing the Secured Notes, each have no operations and only $100 in assets. Based on this, we concluded they are minor and need not be presented separately pursuant to note 3 to paragraph (e) of Rule 3-10. Sterling Energy, as a percentage of Sterling on a consolidated basis, as of and for the periods ended December 31, 2007, 2006 and 2005 is presented below:

	2007	2006	2005
Total assets	4.0%	5.0%	1.5%
Stockholders’ equity	NM	NM	NM
Third party revenue	0.3%	0.3%	0.4%
Income from continuing operations before income taxes	3.6%	1.0%	3.4%
Cash flow from operating activities	$0	$0	$0

NM = not meaningful due to our accumulated deficit

We respectfully request that the Staff permit us to:
•	monitor the significance of the financial information of Sterling Energy and our two unrestricted subsidiaries, relative to the consolidated financial statements, and include the required disclosures in prospective filings pursuant to Rule 3-10(e) if it becomes material, or,

•	permit us to include disclosure that the guarantor subsidiary is minor with some limited quantitative information, such as total assets and third party revenue.
3.	Comment: As indicated herein and page 104, we note that the 10 1/4% Senior Secured Notes due 2015 will be collateralized by the capital stock of Sterling Chemicals and its restricted subsidiaries. With reference to Rule 3-16 of Regulation S-X, please address the need to provide the separate financial statements of those entities whose securities constitute a substantial portion of collateral.

Response: We respectfully note that the Secured Notes are collateralized by the capital stock of Sterling Energy, as opposed to Sterling Chemicals. As stated in the “Prospectus Summary – Registered Notes – Collateral”, “The registered notes and the guarantees will be secured, subject to specified permitted liens, by a second priority lien on our and the guarantors’ other assets including, without limitation, accounts receivable, inventory, capital stock of our and their respective direct subsidiaries...” We will clarify the wording in the Form S-4, “Description of Notes – Collateral – Secondary Collateral,” bullet point (3) as follows:

(3) The capital stock of Sterling Chemicals’ direct subsidiaries and the guarantors’ respective direct subsidiaries (currently limited to Sterling Energy)
Under Rule 3-16, securities are deemed to constitute a substantial portion of collateral if the aggregate principal amount, par value, or book value of the securities as carried by the registrant, or the market value of such securities, whichever is the greatest, equals 20 percent or more of the principal amount of the secured class of securities. Twenty percent of this offering equals $30 million ($150 million x 20%). The relevant information for Sterling Energy, our only restricted subsidiary whose stock is pledged as collateral, is:
Principal amount — N/A for these purposes

Par value — $1,000

Book value — $8.4 million

Market value — Unavailable. However, given the size of Sterling Energy relative to the consolidated company (as discussed in the response to comment 2 above) and a consolidated market capitalization of $49 million as of December 31, 2007, we have concluded the market value of Sterling Energy does not exceed $30 million.
Based on these considerations, we concluded the securities of Sterling Energy do not represent a substantial portion of collateral and separate financial statements are not required. We will continue to monitor the significance of Sterling Energy’s stock which is pledged as collateral and will include the required financial statements in prospective filings pursuant to Rule 3-16 if it becomes required. We respectfully request the Staff’s agreement on this matter.
Probable Acquisition
4.	Comment: We refer you to your letter dated October 25, 2007, to Mr. Craig Olinger. In that letter you discussed a potential business acquisition for which you anticipate that the level of significance to exceed the 50% significance level. Please tell us the current status of this potential acquisition. If you deem this business acquisition to be probable, you must provide the financial statements required by Rule 3-05 of Regulation S-X. Please note that your assessment of “probability” requires consideration of all available facts. In this regard, FRC 506.02(c)(ii) indicates that an acquisition is probable where the registrant’s financial statements alone would not provide adequate financial information to make an investment decision. Refer to Item 12(b)(2)(ii) of Form S-4. Notwithstanding the need to provide Rule 3-05 financial information, please address the need to discuss this potential acquisition in your Form S-4.

Response: As noted in our letter dated October 25, 2007 to Mr. Olinger, we requested the Staff’s concurrence with the proposed treatment as the absence of such a concurrence could have impacted our decision to proceed with the potential acquisition. As of the date of this letter, although we have made an initial bid, we do not believe the acquisition to be probable. Factors we have considered include:
•	There is no signed agreement/letter of intent.

•	The Board of Directors has not approved the transaction, nor has such approval been requested at this time.

•	The transaction has not been submitted to regulatory body for approval.

•	Regarding the overall status of negotiations, we made our final bid on February 5, 2008. The bid was made with certain contingencies that the target must meet. Immediate feedback from the target regarding our bid was not positive. We are currently considering submitting a revised bid.

•	There are no financial penalties for not completing the transaction.

•	There has been no public announcement.
We would characterize the activity surrounding this potential business acquisition to be exploratory at this time, and we do not currently deem this business acquisition to be probable. Given the uncertainty surrounding this potential acquisition, we do not believe this acquisition should be discussed in our 2007 Form 10-K or Form S-4. We will continue to monitor the progress of this potential acquisition and will discuss in future filings when it is appropriate.
Unaudited Pro Forma Condensed Consolidated Statements of Operations. page 37
5.	Comment: Footnote (4) “eliminates the impairment of styrene assets which took place in December 2006 and was not related to the current Transactions.” Footnote (5)

eliminates other income related to your styrene assets. Please note that you may not eliminate non recurring charges that are not directly affected by the transaction. We assume however that this charge and other income will be reclassified to discontinued operations once the styrene assets are disposed of. As such, please revise your disclosures to clarify that you are eliminating this charge and other income from continuing operations but that such amounts will be reflected within discontinued operations in the period of disposal.

Response: The Staff’s assumption that this charge and other income will be reclassified to discontinued operations once the styrene assets are disposed of is correct. The following statement will be added as footnote (4) to the “Unaudited Pro Forma Condensed Consolidated Financial Statements” in the Form S-4 to reflect our intention to classify the styrene business as discontinued operations in future periods:

“These transactions have been eliminated as such amounts will be classified as discontinued operations in the period our exit from the styrene business is complete, which is expected to be in the first quarter of 2008.”

6.	Comment: You indicate in your Recent Development section that under the long-term exclusive styrene agreement with NOVA you are responsible for the closure costs of the styrene facility and that these closure costs are expected to be between $10 million and $13 million. Please address SFAS 143 and provide us with an understanding of how you determined the amount of your closure costs. Please reflect these costs in your pro forma balance sheet or tell us why no accrual is necessary. Regardless of the need to accrue for such costs, your pro forma financial statements should clearly discuss these obligations.

Response: Under the terms of the contract, we elected, at our sole option and cost, to permanently shut down and decommission the styrene unit. However, we do not believe we have any legal obligations imposed by the terms of the agreement that would fall under the guidance in SFAS 143, “Accounting for Asset Retirement Obligations”. The estimated closure costs of $10 million to $15 million include approximately $4 to $5 million for severance costs and approximately $6 to $10 million for inventory disposal costs (for inventory produced subsequent to September 30, 2007).

With regard to severance costs, we are currently evaluating other alternatives at our Texas City facility, which may utilize current styrene employees. We do not have a formal plan to terminate any of our employees that has been communicated to our employees, and we do not have a legal obligation to terminate the employees. As such, consistent with paragraph 8 (a) – (d) of SFAS 146, we do not believe there is a severance liability requiring accrual.
With respect to the inventory disposal costs, we do not believe these costs to be legal obligations under the requirements of SFAS 143 as the costs are not associated with any governmental actions, such as a law, statute or ordinance; agreements between entities, such as a written or oral contract; or a promise conveyed to a third party that imposes a reasonable expectation of performance upon the promisor under the doctrine of promissory estoppel.

Wording substantially similar to the wording below will be added as a footnote to the “Unaudited Pro Forma Condensed Consolidated Financial Statements” in the Form S-4:

“The closure costs of the styrene facility are expected to be between $10 million and $15 million. These expected costs include $4 million to $5 million in severance payments for workforce reductions and $6 million to $10 million in inventory disposal costs for inventory produced subsequent to September 30, 2007. Severance costs have not been reflected in the pro forma financial information as we have not met the requirement to accrue a liability under SFAS 146; in addition, we are currently evaluating business alternatives at our Texas City facility, and if successful, some portion of the severance costs may not occur. The inventory disposal costs are not reflected in the pro forma financial information as we are not legally obligated to incur them, and therefore, these expected costs do not represent asset retirement obligations under SFAS No. 143, “Accounting for Asset Retirement Obligations”.”

Wording substantially similar to the wording below will be added to “Business” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments”:

“The closure costs of the styrene facility are expected to be between $10 million and $15 million. These expected costs include $4 million to $5 million in severance payments for workforce reductions and $6 million to $10 million in inventory disposal costs for inventory produced subsequent to September 30, 2007. Severance costs have not been reflected in the pro forma financial information as we have not met the requirement to accrue a liability under SFAS 146; in addition, we are currently evaluating business alternatives at our Texas City facility, and if successful, some portion of the severance costs may not occur.”

Wording substantially similar to the wording below will be added to “Discontinued Operations” footnote in the 2007 Form 10-K:

“On September 17, 2007, we entered into a long-term exclusive styrene supply agreement and a related railcar purchase and sale agreement with NOVA. Under the supply agreement, NOVA had the exclusive right to purchase 100% of our styrene production (subject to existing contractual commitments), the amount of styrene supplied in any particular period being at NOVA’s option, based on a full-cost formula. In November 2007, the styrene supply agreement with NOVA, which was subsequently assigned by NOVA to INEOS NOVA, obtained clearance under the Hart-Scott-Rodino Act. This clearance caused the supply agreement to become effective and triggered a $60 million payment obligation to us, which was paid by INEOS NOVA in November 2007. In addition, in accordance with the terms of the supply agreement, INEOS NOVA assumed substantially all of our contractual obligations for future styrene deliveries. Once the supply agreement became effective, INEOS NOVA nominated zero pounds of styrene under the supply agreement for the balance of 2007, and in response, we exercised our right under the supply agreement to permanently shut down our styrene plant. Under the supply agreement, we are responsible for the closure costs of our styrene facility and are also subject to a long-term commitment to not reenter the styrene business for a period of time. The closure costs of the styrene facility are expected to be between $10 million and $15 million, which include the payment of employee severance costs and decommissioning costs. Approximately $1 million of these costs were expensed during the fourth quarter of 2007, with the balance expected to be expensed during 2008. We operated our styrene manufacturing unit through early December, as we completed our production of inventory and exhausted our raw materials and purchase requirements. Our last sale of styrene was made in January 2008. Accordingly, we will report the operating results of the styrene business as discontinued operations in our consolidated financial statements beginning in the first quarter of 2008. The revenues for the styrene operations for the years ended December 31, 2007, 2006 and 2005 were $682.6 million, $524.7 million and $513.8 million, respectively.”

7.	Comment: You also indicate in your Recent Development section that unless certain strategic initiatives being pursued are implemented you anticipate reducing your workforce over the next nine months in connection with your exit from the styrene business. Please expand your pro forma disclosures to clarify this fact and address the need to accrue for the $4 to $5 million in severance costs related to this workforce reduction.
Response: See our response to comment 6 above.
Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 40
8.	Comment: We note that footnote (9) assumes the monetization of the working capital associated with the styrene asset group. It is unclear to us whether this adjustment is factually supportable. We believe that in accordance with paragraph 46 of SFAS 144 you should present all the assets and liabilities of the styrene business separately in the asset and liability sections of your pro forma balance sheet.

Response: The unaudited pro forma condensed consolidated balance sheet will be changed to reflect the assets and liabilities of the styrene business separately as assets of discontinued operations and liabilities of discontinued operations. Additionally, the reference to the assumed monetization of working capital will be deleted from footnote (9).

9.	Comment: We note that the inventory balance of $43.3 million as of September 30, 2007 relates to the styrene business. Please disclose the manner in which you plan to dispose of or sell this inventory and address the need to record any impairment charge related to this inventory.

Response: The September 30, 2007 inventory was disposed of through the normal course of operations during the fourth quarter of 2007 for greater than or equal to the carrying cost of the inventory, and as such, no impairment charge was required. The unaudited pro forma condensed consolidated financial statements will be updated to include December 31, 2007 amounts. Styrene inventory as of December 31, 2007 is $16 million and valued at lower of cost or market. We will disclose the following regarding our plans to sell or dispose of the inventory on hand as of December 31, 2007:

“The inventory balance as of December 31, 2007 was sold through the normal course of operations during the first quarter of 2008 for greater than or equal to the carrying cost of the inventory, and as such, no impairment charge was required.”

10.	Comment: We note that you reflect the impact on retained earnings (accumulated deficit) for the $1.4 million gain on the sale of your railcars to Nova Chemicals. We see no related property, plant and equipment charge related to this transaction. We therefore assume the railcars had a carrying value of zero. Please revise your disclosures to clarify.

Response: The Staff’s assumption that the railcars had a carrying value of zero is correct. Based on additional accounting research relating to the NOVA transaction, we have concluded that the sale of the railcars should be combined with the styrene supply agreement into one unit of accounting based on the guidance in EITF Issue No. 00-21, “Revenue Arrangements with Multiple Deliverables,” and amortized over the non-compete period of eight years beginning in November 2007. Therefore we will remove the impact of the gain on retained earnings from the “Unaudited Pro Forma Condensed Consolidated Financial Statements” in the Form S-4. This amount will be included in the deferred income amount disclosed in footnote (7) to the pro forma balance sheet, and the related amortization will be included in the pro forma income statements.
Selected Consolidated Financial and Operating Data, page 42
11.	Comment: Pursuant to Item 301 of Regulation S-K, please revise your table of financial data to present your redeemable Series A Convertible Preferred Stock.

Response: The table will be revised in the Form S-4 and 2007 Form 10-K to include our Series A Convertible Preferred Stock (“Series A Preferred Stock”).

12.	Comment: It appears that your ratio of earnings to fixed charges is less than a one-to-one coverage for the nine months ended September 30, 2007 and the Predecessor fiscal year ended September 30, 2002. To better clarify and provide consistent disclosures, replace the 0.9 and the 0.3 with a dash.

Response: We will ensure future filings reflect a dash for amounts less than 1.0.

13.	Comment: Given the significant impact the termination of your long-term styrene supply agreement and exit from the styrene business will have on your business, please revise your summary and selected financial data to clearly highlight this transaction and either cross reference to, or provide, the relevant pro forma financial information.,

Response: As the unaudited pro forma financial statements are presented immediately preceding the selected financial data table, a narrative substantially similar to the following paragraph will be inserted above the selected financial data table to explain the transaction:

“On September 17, 2007, we entered into a long-term exclusive styrene supply agreement and a related railcar purchase and sale agreement with NOVA. On November 13, 2007, we announced that we will exit the styrene business to pursue other strategic initiatives. Due to the shut down of our styrene plant, we expect to report the operating results of the styrene business as discontinued operations in our consolidated financial statements when these operations have ceased in the first quarter of 2008. On pages ___through ___, we present unaudited pro forma condensed consolidated financial statements that adjust our historical consolidated financial statements to give effect to this expected exit from the styrene business and disposition of the related asset group. The selected financial data presented below includes our styrene business as it was originally presented.”

We will include similar language in the 2007 Form 10-K as appropriate, without reference to unaudited pro forma financial statements.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43
Business, page 43
14.	Comment: As indicated on page 62 of the filing, we note that beginning in August 2006 the portion of the profits you receive from the sales of acetic acid produced at your plant increased and BP is no longer required to pay you the set monthly payment that you received prior to that time. We have the following comments regarding this contract.
•	Please better clarify this change in payments. What were the historical “set monthly payments” intended to cover? Specifically, did the set monthly amount relate to the reimbursement of your fixed and variable costs of production? If so, does this mean you are no longer guaranteed reimbursement of your fixed and variable costs? Is there a risk that the portion of profits received from the sales of acetic acid might not cover your fixed and variable costs of production? Ensure your expanded disclosures address these points.

Response: Historically, the “set monthly payments” were intended to be a form of base-level profit sharing and were included in the original contract to assist with the financing of the acquisition of our Texas City plant in 1986. These set monthly payments had no connection to the reimbursement of our fixed and variable costs of production. Therefore, the changes had no bearing on the reimbursement of our fixed and variable costs and do not, in any way, jeopardize the reimbursement of our fixed and variable costs. Our discussion in the second paragraph of the “Business” section in the Form S-4 and 2007 Form 10-K will be updated to include disclosure substantially similar to the following:

“BP Chemicals markets all of the acetic acid that we produce and pays us, among other amounts, a portion of the profits derived from its sales of the acetic acid that we produce. Prior to August 2006, BP Chemicals also paid us a set monthly amount. In addition, BP Chemicals reimburses us for 100% of our fixed and variable costs of production. Pursuant to the terms of this Production Agreement, beginning in August 2006, the portion of the profits we receive from the sales of acetic acid produced at our plant increased and BP Chemicals was no longer required to pay us the set monthly amount that we had received prior to that time. However, this change in payment structure did not affect BP Chemicals’ obligation to reimburse us for all of our fixed and variable costs of production.”

•	Did this change impact your results of operations subsequent to August 2006? If so, please expand Management’s Discussion and Analysis to fully discuss.

Response: When the contract was initially entered into in 1986, the change from a “set monthly payment” and a percentage of the profits of the business to a higher percentage of the profits of the business was intended to be “cash flow neutral” on a cumulative basis, at the end of the contract. However, since that time, the capacity of our acetic acid unit has expanded several times and we anticipate that the conversion to higher profit sharing from the set monthly payments will result in slightly improved earnings going forward compared to the set monthly payment format. During the periods presented, this change has improved our gross profit subsequent to August 2006 by $5.6 million and $2.2 million during 2007 and 2006, respectively. This disclosure will be added to “Management’s Discussion and Analysis – Results of Operations – Comparison of 2006 to 2005” in the Form S-4 and 2007 Form 10-K

•	Ensure the revised terms of this contract is accurately discussed in the

“Management’s Discussion and Analysis — Overview — Business,” and elsewhere throughout the filing.

Response: We will update our discussion in the “Prospectus Summary — The Company “Management’s Discussion and Analysis — Overview — Business”, and in “Business”, as applicable to the Form S-4 and 2007 Form 10-K with disclosure substantially similar to the following:

“Our acetic acid is used primarily to manufacture vinyl acetate monomer, which is used in a variety of products, including adhesives and surface coatings. Pursuant to the Production Agreement that began in 1986 and extends to 2016, all of our acetic acid production is sold to BP Chemicals and we are BP Chemicals’ sole source of acetic acid production in the Americas. BP Chemicals markets all of the acetic acid that we produce and pays us, among other amounts, a portion of the profits derived from its sales of the acetic acid that we produce. Prior to August 2006, BP Chemicals also paid us a set monthly amount. In addition, BP Chemicals reimburses us for 100% of our fixed and variable costs of production. Pursuant to the terms of this Production Agreement, beginning in August 2006, the portion of the profits we receive from the sales of acetic acid produced at our plant increased and BP Chemicals was no longer required to pay us the set monthly amount that we had received prior to that time. However, this change in payment structure did not affect BP Chemicals’ obligation to reimburse us for all of our fixed and variable costs of production.”
Comparison of 2006 to 2005 and 2005 to 2004 — Gross Profit, page 47
15.	Comment: Please expand your discussion of cost of goods sold and gross profit. In this regard, it is unclear from your disclosure what your gross profits were on your acetic acid versus plasticizers revenues. Discussions of cost of goods sold for each product as a percentage of revenues will help highlight the underlying causes for changes in gross profits percentages which should be clearly disclosed and discussed. In addition, we note that cost of goods sold exceeded your revenue by $11.2 million for the year ended December 31, 2005, which is a significant change as compared to gross profit of $22.3 million for the year ended December 31, 2004. Please revise your disclosure to identify the contributing factors leading to the decline of your gross profit year over year.

Response: Additional disclosure substantially similar to the disclosure below, regarding gross profits will be added to the following period-to-period comparison in “Management’s Discussion and Analysis — Results of Operations” in the Form S-4 and 2007 Form 10-K:
A) Comparison of 2007 to 2006 — Revenues and loss from continuing operations
     “Gross profit from our acetic acid operations decreased $1.6 million during 2007 compared to 2006. The decrease in gross profit from acetic acid was due to the impact of the blend gas dispute discussed in Part I, Item 3. “Legal Proceedings”, partially offset by the favorable impact of the previously discussed conversion to higher profit sharing under the Production Agreement that occurred in August 2006. Gross profit for our plasticizers business increased $1.7 million in 2007 primarily due to the increase in contractual cost recoveries.”
B) Comparison of 2006 to 2005 — Revenues and loss from continuing operations
     “Gross profit from our acetic acid operations increased $5.0 million during 2006 compared to 2005. The increase in gross profit from acetic acid was due to increased sales volumes and sales margins during 2006 along with the favorable impact of the previously discussed conversion to higher profit sharing under the Production Agreement that occurred in August 2006, partially offset by the blend gas dispute discussed in Part I, Item 3. “Legal Proceedings”. Gross profit for our plasticizers business was essentially unchanged during these two periods.”
Please note the explanation for the following period-to-period comparisons will no longer be required in the Form S-4 (when re-filed) or 2007 Form 10-K so we have not responded to those items in this letter:
•	Comparison of 2005 to 2004

•	Three Months Ended September 30, 2007 Compared To Three Months Ended September 30, 2006

•	Nine Months Ended September 30, 2007 Compared To Nine Months Ended September 30, 2006

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006, page 49
Other income (expense), page 50
16.	Comment: You disclose that you recorded $0.8 million to write-down one of your investments to fair value. Please revise your filing to discuss the nature of this investment, the remaining carrying value of this investment and the contributing factors behind this charge to income.

Response: The language in the Form S-4 and the 2007 Form 10-K will be amended to read substantially as follows:

“Other income is $.2 million in 2007 compared to $15.7 million in 2006. The other income recorded in 2007 consisted of $1.1 million for amortization of deferred income relating to the $60 million paid to us by NOVA under the styrene supply agreement and related rail car purchase and sale agreement discussed above, offset by a $0.8 million write-down of our cost-method investment in an e-commerce commodity trading business to its fair value of less than $0.2 million after receiving notice of a distribution pursuant to the pending sale of the business. The other income recorded in 2006 primarily consisted of the settlement of claims and payments received under our property damage and business interruption insurance policies related to the fire that occurred in our styrene unit in September 2005.”
Liquidity and Capital Resources. page 51
17.	Comment: As discussed in your Legal Proceedings section on page 66 of the filing, we note that you initiated an arbitration proceeding against BP Chemical on August 17, 2006 because BP Chemicals was short paying your invoices for manufacturing expenses based on their interpretation of provisions in the acetic acid production agreement. Please revise your filing to discuss the impact these short payments had on your liquidity.

Response: As of December 31, 2007, the amount of the unpaid BP Chemicals receivable was $3.0 million, which represents approximately 5% of total accounts receivable and approximately 1% of total current assets. We believe the impact on our liquidity has been and will continue to be insignificant, and therefore we do not believe it necessary to discuss the impact in our filing, and we respectfully request the Staff’s agreement.

18.	Comment: Please revise your filing to disclose whether you were in compliance with your debt covenants as of December 31, 2006 and September 30, 2007.

Response: The following disclosure will be added in substantially the same form to the end of the appropriate paragraphs in “Management’s Discussion and Analysis — Liquidity and Capital Resources” in the Form S-4 and 2007 Form 10-K to indicate that we are in compliance with our covenants:

“Our Indenture does not require us to maintain any financial ratios or satisfy any financial maintenance tests. We are in compliance with all of the covenants contained in our Indenture.”

“Our revolving credit facility does not require us to maintain any financial ratios or satisfy any financial maintenance tests. We are in compliance with all of the covenants contained in our revolving credit facility.”

Additionally, we were in compliance with all of the covenants contained in our revolving credit facility and our Indenture as of September 30, 2007. However we no longer need to disclose this in the Form S-4.

19.	Comment: You indicate that your cash flows used in operations in 2006 as compared to cash flows provided by operations in 2005 were driven by an increase in accounts receivable and inventories but you do not indicate the reasons behind such increases. Please expand your disclosures to clarify. Address this comment as it relates to your discussion of operating cash flows for the nine months ended September 30, 2007.

Response: Disclosure substantially similar to the following will be included in the Form S-4 and 2007 Form 10-K:

“Net cash provided by our operations was $45 million in 2007, compared to the net cash used in our operations of $14 million in 2006. This improvement in net cash flow in 2007 was primarily driven by the cash payment received from INEOS NOVA discussed above and a portion of the monetization of the styrene-related working capital as we shut down the styrene unit during the fourth quarter of 2007.

The reduction in net cash flow in 2006 compared to 2005 was primarily driven by an increase in accounts receivable and inventories due to an increase in styrene production and sales volumes. As of December 31, 2005, styrene production and sales volumes were negatively affected by a fire in our styrene unit which resulted in partial closure of our styrene unit while repairs were being conducted.”

Please note the explanation for the period-to-period comparison of the nine months ended September 30, 2007 compared to the nine months ended September 30, 2006 will no longer be required in the Form S-4 (when refiled) or 2007 Form 10-K so we have not responded to that item in this letter
Contractual Cash Obligations, page 54
20.	Comment: Given the materiality of your redeemable preferred stock, please include such obligations within your table or provide a footnote clarifying that you have such an obligation but the preferred stock is not currently redeemable or probable of redemption.

Response: As further discussed in our response to comment 30 below, our Series A Preferred Stock is not currently redeemable; nor do we believe it is currently probable of redemption. We will include disclosure substantially similar to the following in the Form S-4 and 2007 Form 10-K in footnote (2) to the table:

“The Series A Preferred Stock is excluded from our contractual cash obligations as it is not currently redeemable or probable of redemption. If the Series A Preferred Stock was redeemable as of December 31, 2007, the redemption amount would have been approximately $83.9 million.
Audited Financial Statements as of and for the Three Years ended December 31, 2006
Inventory, page F-6
21.	Comment: We note you recorded lower of cost or market adjustments of $3 million and $16 million for the years ended December 31, 2005 and 2004. Expand your disclosure herein or Management’s Discussion and Analysis to fully explain why the adjustments were necessary (i.e. discuss the contributing economic factors) and the product(s) they relate to. Please ensure you also address the $1.5 million lower of cost or market adjustment for the nine months ended September 30, 2007.

Response: The explanations requested are as follows:

In comparing 2005 to 2004:

The lower-of-cost-or-market adjustment totaling $3 million and $16 million as of

December 31, 2005 and 2004, respectively, was due to decreasing benzene and styrene prices from December to January during each period.

In comparing September 30, 2007 to September 30, 2006:

The lower-of-cost-or-market adjustment totaling $1.5 million as of September 30, 2007 was due to decreasing benzene and styrene prices from September 2007 to October 2007.

Disclosure substantially similar to the following will be disclosed in the Form S-4 and 2007 Form 10-K:

“Inventories are carried at the lower-of-cost-or-market value. Cost is primarily determined on a first-in, first-out basis, except for stores and supplies, which are valued at average cost. The comparison of cost to market value involves estimation of the market value of our products. For the years ended December 31, 2007, 2006 and 2005, this comparison led to an adjustment of $1.2 million, zero and $2.7 million, respectively, to write the inventory down to net realizable value. The adjustments in 2007 and 2005 were due to decreasing benzene and styrene prices from December to January during each period.”

22.	Comment: We note that you entered into agreements with other companies to exchange chemical inventories in order to minimize working capital requirements and to facilitate distribution logistics. Please expand your disclosures to clarify how you account for these exchanges. Supplementally quantify the amount of inventory exchanged during each period presented and the authoritative literature you relied on to account for these exchanges.

Response: When inventories are exchanged with other companies, we record the inventory at cost, in accordance with EITF Issue No. 04-13, “Accounting for Purchases and Sales of Inventory with the Same Counterparty.” We considered the indicators identified in Issue 1 of EITF 04-13 and have outlined the factors which support that our inventory exchanges, with the same counterparty, should be combined for purposes of applying Opinion 29:
•	Specific exchange agreements which are quantity based, for the same product — we do have specific exchange agreements with each counterparty which are quantity based, for the same product

•	Legal right of offset — under the terms of the agreements, we are required to, and therefore do offset payables and receivables related to separate inventory purchases and sales with the same counterparty.

•	Certainty that reciprocal inventory transaction will occur — we purchase and sell inventory to the same counterparty and net cash settlements have been extremely rare.
Based on these considerations, we concluded the exchange transactions with each counterparty were entered into in contemplation of each other and should be combined. We then considered the guidance in paragraph 7 of EITF 04-13, which states, “a non- monetary exchange within the same line of business involving (a) the transfer of raw materials or WIP inventory in exchange for the receipt of raw materials, WIP, or finished goods inventory or (b) the transfer of finished goods inventory for the receipt of finished goods inventory should not be recognized at fair value.”
The following represents the balances and activity relating to our inventory exchange activity for each year presented:

	2005	2006	2007
Beginning balance	$1.5 million	($2.8 million)	$1.8 million

Net activity	(1.4 million)	0.9 million	(1.7 million)

Other	($2.9 million)	$3.7 million	(0.2 million)

Ending balance	($2.8 million)	$1.8 million	($0.1 million)
All of our exchange contracts related to styrene; therefore, no further exchanges will occur due to the shut down of our styrene unit. Based on this and due to the fact the exchange balances are immaterial in correlation to total inventory, we do not believe any changes are necessary and respectfully ask for the Staff’s concurrence.
Property, Plant and Equipment, page F-6
23.	Comment: We note that you may incur closure costs upon exiting the styrene business. Please expand your disclosures to fully address your asset retirement obligations related to your styrene and other businesses and provide the disclosures required by paragraph 22 of SFAS 143.

Response: The closure costs and related SFAS 143 discussion related to exiting the styrene business have been discussed in our response to comment 6 above. With regard to “other businesses”, we do not have any significant asset retirement obligations at this time. As such, disclosures required by paragraph 22 of SFAS 143 are not applicable.

24.	Comment: You indicate within the Overview-Business section of Management’s Discussion and Analysis that you jointly invest with BP Chemicals in capital expenditures related to your acetic acid facility. Please more fully discuss this joint investment as well as the accounting for this agreement.

Response: Capital expenditures related to our acetic acid facility are jointly invested by BP Chemicals and us in the same percentage as the profits from this business are divided. We initially pay for 100% of the capital expenditures and then invoice BP Chemicals for its portion. This is treated as a pass through cost with a corresponding reduction in the carrying value of the fixed asset. The net amount represents our basis in the fixed assets, which is capitalized and depreciated over the useful life of the equipment.
Long-Lived Assets, page F-7
25.	Comment: We note that during 2006 you recorded a pre-tax impairment charge of approximately $128 million related to your long-lived styrene assets. Given the significance of this charge, please expand your disclosures to provide detailed information regarding the facts and circumstances that led to the impairment and the method or methods for determining fair value. Refer to paragraph 25a and 25c of SFAS 144. In addition, although we note your statement on page 47 that “As noted previously, we recorded an impairment of $128 million in 2006 related to our styrene business.” we do not see where you have provided good robust disclosure of this significant impairment charge. Please revise MD&A accordingly.

Response: We assume the Staff meant to refer to paragraph 26 instead of paragraph 25 in SFAS 144. We agree with the Staff’s comment and will update the disclosure to be substantially similar to the following in the Form S-4 and 2007 Form 10-K:

“During the fourth quarter of 2006, we performed an asset impairment analysis on our styrene production unit. This analysis was performed due to contemporaneous industry forecasts, forecasted negative cash flow generated by our styrene business over the next few years and the uncertainty surrounding the ability of the North American styrene industry to successfully restructure. Our management determined that a triggering event, as defined in SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets,” had occurred and an asset impairment analysis was performed. We analyzed the undiscounted cash flow stream from our styrene business over the next seven years, which represented the remaining book life of our styrene assets, and compared it to the $128 million net book carrying value of our styrene unit and related assets. This analysis showed that the undiscounted projected cash flow stream from our styrene business was less than the net book carrying value of our styrene unit and related assets. As a result, we performed a discounted cash flow analysis and subsequently concluded that our styrene unit and related assets were impaired and should be written down to zero. This write-down caused us to record an impairment of $128 million in December 2006.”
Revenue Recognition, page F-7
26.	Comment: You disclose that revenues from profit sharing arrangements are estimated and accrued monthly. With reference to SAB 104 and the terms of your profit sharing arrangements, please address the appropriateness of accruing such amounts. Ensure your response discusses the amount of time between when you ship your product and when you “earn” your profit sharing revenues as stipulated in the profit sharing arrangement.

Response: Our revenues from the profit sharing agreement with BP Chemicals totaled $23.7 million in 2007 which represents approximately 3% of our total revenues for the year.

We produce acetic acid and recognize costs and revenues related to the production. Pursuant to a Production Agreement with BP Chemicals, all of the acetic acid that we produce is sold to BP Chemicals, who takes delivery, title and risk of loss. BP Chemicals, in turn, markets and sells their acetic acid and pays us a portion of the profits derived from those sales.

We accrue revenue based on quarterly estimates received from BP Chemicals. These estimates are based on the profits from their sales of the acetic acid purchased from our acetic acid plant. We “true-up” our year-to-date revenue in accordance with the latest estimate received. Historically, the true-up has not been significant.

We considered the criteria in SAB 104 as follows:
•	We believe there is persuasive evidence of an arrangement due to the executed contract in place between us and BP Chemicals.

•	Title passes as soon as we produce the acetic acid and there are no other services that are required after production is completed. As noted above, amounts recorded do not contemplate future sales — just sales already completed by BP Chemicals.

•	The contract spells out the fixed percentage of the profit and we have periodic discussions with BP Chemicals regarding the profit sharing. Based on this, we believe the price is determinable because we are able to estimate it with reasonable certainty. Also, as noted in the discussion above the historical “true-ups” have not been significant.

•	In twenty years of doing business with BP Chemicals, other than the dispute discussed in the response to comment 27 below, we have never had any collection issues; therefore we believe collection is reasonably assured.
We believe we have appropriately recognized revenue in accordance with SAB 104 and the terms of the profit sharing agreement.
27.	Comment: We note your ongoing dispute with BP Chemicals regarding your acetic acid production agreement. Please clarify how you are recognizing revenues related to these sales. If you are recognizing revenue in excess of amounts being currently paid by BP Chemicals, please address the fact that SAB Topic 13.A.1 requires that (a) the seller’s price to the buyer is fixed or determinable and (b) collectability is reasonably assured for revenue to be recognized.

Response: Effective August 1, 2006, BP Chemicals began short-paying our invoices for manufacturing expenses as they believe they are owed a credit for a portion of this expense. We have been recognizing revenue for the full invoice amount being billed to BP Chemicals. As part of the agreement to abate the arbitration hearings in favor of reaching a negotiated settlement on the dispute, BP Chemicals agreed to and is paying us for 50% of the amount for which they believe they should receive a credit. We have been reserving the unpaid receivable in the allowance for doubtful accounts. Additionally, we have recorded a liability (with an offsetting debit to SG&A) for the amounts BP Chemicals has paid to us in the event we have to reimburse them, which effectively offsets the revenue. The amounts involved are shown below:

	Year Ended	Year Ended
	September 30, 2007	December 31, 2006
Revenue	$3.0 million	$1.6 million

SG&A Expense	$3.0 million	$1.6 million

Net income (loss)	$—	$—
The amounts above as a percentage of total revenue and SG&A expense represent 0.4% and 27%, respectively, for the nine months ended September 30, 2007 and 0.2% and 16%, respectively, for fiscal year 2006, with no impact to net income. Upon further review of SAB 104, we have concluded it was inappropriate to recognize revenue. We considered the related error from a quantitative and qualitative perspective, and concluded that the amounts and impact on the overall financial statement presentation are not material. However, since we are restating our financial statements for the years ended December 31, 2006 and prior for a different matter, we have decided to correct the accounting for this issue. As such, we will reverse the revenue and SG&A expense that was recognized in 2007 and 2006 in each respective year and will not recognize future revenue until we have resolved the matter with BP Chemicals.

28.	Comment: You disclose deferred credits are amortized over the life of the contracts which gave rise to them. Please revise your filing to identify to the source(s), amount(s) of deferred revenue and the period(s) over which you will recognize revenue.

Response: The language describing our revenue recognition policy on deferred revenue will be expanded in the Form S-4 and 2007 Form 10-K to disclose the nature of our deferred revenue, as well as the amount and remaining life to include disclosure substantially as follows:

“..... Deferred credits are amortized over the life of the contract which gave rise to them. As of December 31, 2007 and 2006, we had a balance in deferred revenue of $67.5 million and $8 million, respectively. For 2007, the $67.5 million balance primarily consists of $59 million of deferred revenue pertaining to the non-compete provisions of the terminated styrene supply agreement with NOVA Chemicals Inc., or NOVA, and the related rail car purchase and sale agreement that is being amortized on a straight-line method over the life of the contract of eight years. The remaining balance of $6 million for 2007 and $8 million for 2006 represents certain payments received for our oxo-alcohol operations, which were part of our plasticizers business that are being amortized using the straight-line method over the remaining life of the contract of six and seven years, respectively.”

29.	Comment: We note that you recognize revenue under your raw material conversion agreements when products are shipped and title passes. Based on this disclosure, we assume you are recognizing revenue under these agreements on a gross basis. With reference to EITF 99-19: Reporting Revenue Gross as a Principal versus Net as an Agent and the specific terms of your material conversion agreement, please address the appropriateness of this presentation.

Response: The Staff’s assumption that we are recognizing revenue under these agreements on a gross basis is correct. We are recognizing revenue under these agreements in accordance with EITF 99-19. Raw material conversion agreements have historically been in place for our styrene business. A typical styrene conversion agreement would call for the counterparty to supply us with one of the raw materials required to produce styrene (ethylene, for example). We receive the ethylene from the counterparty into our physical inventory and credit our exchange/conversion inventory, balance resulting in no net change in the recorded inventory balances. We then produce styrene using ethylene provided by the counterparty and other raw materials provided by us (benzene, for example). After production, we ship the styrene to the counterparty and invoice them according to the terms of the conversion agreement. We record revenue for the gross amount invoiced, and all of our production costs as cost of sales. However, our cost of sales does not include the cost of the raw materials that were provided by the counterparty (as we do not pay for it); nor do we record any revenue related to the ethylene component (as we do not invoice for it).

The following factors were included in our considerations when assessing whether revenue should be reported gross or net:
•	If we are the principal in the transaction, this is an indicator that gross reporting may be appropriate — We are the primary obligor to the customer.

•	If title to products is taken, this is an indicator that gross reporting may be appropriate — We do take title to the products.

•	If there are risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, this is an indicator that gross reporting may be appropriate – We have collection and physical loss inventory risk

•	If the company changes the product or performs part of the service, this is an indicator that gross reporting may be appropriate — We convert the raw material received from the counterparty into a different product that is sold to the counterparty.
Based on the considerations above, we believe that we are appropriately recording revenues on a gross basis for these transactions. We believe it would be inappropriate to record the revenue component (and corresponding cost of sales) associated with the raw material received from the counterparty (ethylene, in the example above) as we incur no cost and generate no revenue related to this raw material. For clarification, we will modify the disclosure of our revenue recognition policy in the Form S-4 and 2007 Form 10-K to read substantially as follows:

“Styrene revenue was recognized from sales in the open market, raw materials conversion agreements and long-term supply contracts at the time the products were shipped and the title passed. Revenue from raw materials conversions were recognized on a gross basis.”
Note 12 — Capital Stock
30.	Comment: We have the following comments on your Series A Convertible Preferred Stock.
•	Given the redemption terms of your Series A Convertible Preferred Stock and your classification of such securities outside stockholders equity, please discuss these securities separately from your permanent equity.
Response: We agree with your comment and will separate the Capital Stock footnote into two separate footnotes in the Form S-4 and 2007 Form 10-K, one of which will include disclosures relating to our common stock, and one of which will include disclosures relating to our Series A Convertible Preferred Stock.
•	Disclose how you are accounting for these securities. With reference to EITF Topic D-98 and the redemption terms of these securities, address how you determined the appropriate carrying value of these securities as of each balance sheet date presented. If the Series A Convertible Preferred Stock is not redeemable currently and it is not probable that it will become redeemable, ensure that you provide disclosure of why it is not probable that the security will become redeemable.
Response: Rule 5-02.28 of Regulation S-X requires preferred securities that are redeemable for cash or other assets to be classified outside of permanent equity if they are redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the issuer.

The holders of our Series A Preferred Stock own approximately 84% (on an if-converted basis) of the Company and represent a majority of the voting power. In addition, our Series A Preferred Stock includes a provision that allows the holders to require us to redeem all or any of their shares following a specified change of control. These facts are consistent with the examples contained in paragraphs 7 and 8 of EITF D-98, which indicates that permanent equity classification would be inappropriate. Based on this, we concluded that our Series A Preferred Stock should be classified outside of permanent equity.

In accordance with paragraph 15 of EITF D-98, “If the security is not redeemable currently, and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable”. At no time since the issuance of our Series A Preferred Stock have we considered redemption probable as the equity value of our capital stock has never been near the required levels for us to redeem our Series A Preferred Stock and there has not been a specified change in control transaction or other factor causing us to believe that such a redemption would occur. We will add information substantially similar to the following to our Series A Convertible Preferred Stock footnote in the 2007 Form 10-K:

“The equity value of our capital stock is not at the required levels to allow us to redeem our Series A Convertible Preferred Stock at this time. Additionally, we are not aware of any specified change in control or other factor that would cause redemption to occur. Given certain of the redemption features are outside of the control of the Company, our Series A Convertible Preferred Stock has been reflected in the consolidated balance sheet as temporary equity.”
•	If the redemption amount is greater than the carrying value at each balance sheet date, please expand your disclosures to disclose the redemption amount.
We will add language substantially similar to the following to footnote (2) to the Contractual Cash Obligations table in “Management’s Discussion and Analysis – Contractual Cash Obligations” and to the footnote disclosure relating to our Series A Preferred Stock:

“As of December 31, 2007, the liquidation value of our Series A Preferred Stock was $66.1 million. If our Series A Preferred Stock was redeemable as of December 31, 2007, the redemption amount would have been approximately $83.9 million.”
•	Disclose how you are accounting for the quarterly cumulative 4% dividend payable in additional shares of Series A Convertible Preferred Stock. With reference to the conversion terms of these securities, please address whether these quarterly issuances of the additional shares of Series A Convertible Preferred Stock results in a beneficial conversion feature that must be measured and recognized in accordance with EITF 98-5.
Response: Upon emergence from bankruptcy in December 2002, our Series A Preferred Stock was recorded at its estimated fair value, which was determined to be $30 million in accordance with SOP 90-7, “Financial Reporting by Entities in Reorganization Under the Bankruptcy Code”. We believe this accounting was consistent with the guidance in paragraph 15 of D-98, which states, “The SEC staff believes the initial carrying amount of redeemable preferred stock should be its fair value at date of issue”. Subsequent to the issuance of the Series A Preferred Stock, we recorded the quarterly dividends based on the stated 4% quarterly dividend and the liquidation value, which resulted in a carrying value of $66.1 million and $56.5 million at December 31, 2007 and 2006, respectively.

This accounting was predicated on the belief that the commitment date for the measurement of the value of the PIK dividends was the original issuance of the Series A Preferred Stock and that there was no beneficial conversion feature (“BCF”) to consider.

Our subsequent research on this matter included EITF 98-5, EITF 00-27 and ARB 43. EITF 00-27, Issue 10, paragraph 30, states, “The Task Force reached a consensus that if dividends or interest on a convertible instrument must be PIK with the same convertible instruments as those in the original issuance and are not discretionary (that is, (a) neither the issuer nor the holder can elect other forms of payment for the dividends or interest and (b) if the original instrument or a portion thereof is converted before accumulated dividends or interest are declared or accrued, the holder will always receive the number of shares upon conversion as if all accumulated dividends or interest have been PIK, the commitment date for the original instrument is the commitment date for the convertible instruments that are issued to satisfy interest or dividends requirements.” When recording the initial amounts and subsequent dividends, we interpreted Issue 10, paragraph 30(b), to mean all accrued dividends not declared since the last record date (which is the last quarter); however, after further research, we now interpret paragraph 30(b) to mean all accrued dividends not declared until the ultimate conversion of the preferred stock to common stock. As there is no termination date for conversion and no “make whole” provision in the Certificate of Designations, Preferences, Rights and Limitations of our Series A Convertible Preferred Stock, we are unable to meet the requirements of part (b) of paragraph 30, and therefore, have now concluded we should treat each quarterly date when the dividends are accrued as the commitment date.

Under EITF Topic D-98, we believe the preferred shares issued as dividends should be recorded at their fair value at each dividend accrual date. Based on this, we have estimated the fair value as of each dividend date and have concluded that Series A Preferred Stock dividend expense as previously presented is incorrect. As of each date, the effective conversion price based on the estimated fair value of the preferred stock exceeds the fair value of the underlying common stock into which the preferred shares are convertible. Accordingly, there is no BCF to recognize.

As a result of this error, redeemable preferred stock was understated and additional paid-in capital was overstated by approximately $32 million, $29 million, $27 million, $26 million, $22 million, $12 million, and $5 million as of September 30, June 30, and March 31 2007, and December 31, 2006, 2005, 2004 and 2003, respectively, and preferred stock dividends and net loss attributable to common shareholders was understated by approximately $3 million, $2 million, $1 million, $4 million, $10 million, $7 million, and, $5 million for the three months ended September 30, 2007, June 30, 2007 and March 31 2007 and the fiscal years ended December 31, 2006, 2005, 2004 and 2003, respectively.
As previously mentioned, the Company has filed a Form 8-K related to this matter and plans on restating our previously issued Form 10-K’s and Form 10-Q’s prospectively, beginning with the restatement of the years 2006 and 2005 in our 2007 Form 10-K.
September 30, 2007 Interim Financial Statements
31.	Comment: You disclose within the Discontinued Operations discussion on page 46 that, “Due to the anticipated shut down of our styrene plant discussed above, we expect to report the operating results of the styrene business as discontinued operations in our consolidated statement of operations, balance sheets and cash flows when these operations have ceased. We expect this to occur in the fourth quarter of 2007 or the first quarter of 2008.” Please expand your disclosures to clarify the nature of your styrene operations subsequent to the September 17, 2007 long-term supply agreement such that discontinued operations presentation was not required as of September 30, 2007. In this regard, we note that pursuant to paragraph 28 of SFAS 144 a long-live asset to be abandoned is disposed of when it ceases to be used.

Response: On September 17, 2007, we entered into a long-term exclusive styrene supply agreement and a related railcar purchase and sale agreement with NOVA. Under the supply agreement, NOVA had the exclusive right to 100% of our styrene production (subject to existing contractual commitments), the amount of any styrene supplied in any particular period being at NOVA’s option based on a full-cost formula. On November 13, 2007, we announced that we were exiting the styrene business to pursue other strategic initiatives. This decision followed the clearance under the Hart-Scott-Rodino Act of the styrene supply agreement with NOVA that has subsequently been assigned by NOVA to INEOS NOVA, in November 2007, and INEOS NOVA’s nomination of zero pounds of styrene under the supply agreement for the balance of 2007. The clearance under the Hart-Scott-Rodino Act caused the agreement to become effective and triggered a $60 million payment to us that we received on November 23, 2007. In accordance with the terms of the supply agreement, INEOS NOVA assumed our contractual obligations for future styrene deliveries and we have exercised our right to permanently shut down our styrene plant.

In accordance with EITF D-104, if after Statement 144 is initially applied, a component of an entity will be abandoned through the liquidation or run-off of operations, that component should not be reported as a discontinued operation in accordance with Statement 144 until all operations, including run-off operations, cease.

We will update the third paragraph of the Management’s Discussion and Analysis – Discontinued Operations disclosure in the Form S-4 and 2007 Form 10-K to read substantially as follows:

“We operated the styrene manufacturing unit through early December 2007, as we ran off our inventory and raw material purchase requirements. The last sale of our styrene was made in January 2008. Therefore, the operating results of the styrene business will be reported as discontinued operations in our consolidated financial statements beginning in the first quarter of 2008.”

32.	Comment: In light of the September 17, 2007 long-term exclusive styrene supply agreement, please tell us what consideration you gave to revising your depreciation estimates to reflect the use of your styrene plant over its apparently shortened useful life. Refer to paragraph 28 of SFAS 144.

Response: During 2006, we recorded an impairment of $128 million of our styrene assets,

which resulted in a remaining net book value of zero. As of December 31, 2007, there were no long-lived assets on the books relating to styrene. Based on this, there would be no impact of revising the depreciable lives. We did reconsider the amortization periods of certain other assets (catalysts) relating to styrene and adjusted those accordingly. Based on the carrying value of $.05 million as of December 31, 2007, the change did not have a material impact.
Form 10-K for the Fiscal Year Ended December 31, 2006 and Form 10-Q for the nine months ended September 30, 2007
Item 9A and Item 4. Controls and Procedures
33.	Comment: We note that you provide an incomplete definition for disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm, if true, that your controls and procedures were effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please revise future filing to include the entire definition for disclosure controls and procedures or simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Response: As of the end of each fiscal period covered by our Form 10-K for the year ended December 31, 2006 and Form 10-Q for the nine months ended September 30, 2007, our disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that are filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that the information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

In the future, as requested by the Staff, we will include in filings when required the entire definition for disclosure controls and procedures or we will conclude that our disclosure controls and procedures are effective or ineffective, whichever the case may be and we will do so in our 2007 Form 10-K.
If you have questions on any of the issues addressed above, please contact me at my office telephone number 713-654-9548 or by fax at 713-654-9552.
Sincerely,
Mr. John R. Beaver
Senior Vice President – Finance,
Chief Financial Officer
Sterling Chemicals, Inc.

cc:	Richard K. Crump
President, Chief Executive Officer and Director
Sterling Chemicals, Inc.

Carla Stucky
Corporate Controller
Sterling Chemicals, Inc.

Kenneth M. Hale
Senior Vice President, General Counsel and Corporate Secretary
Sterling Chemicals, Inc.